February 15, 2018

VIA E-MAIL AND EDGAR

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qualcomm Incorporated
Definitive Additional Soliciting Materials
Filed on February 13, 2018 by Broadcom Limited and Broadcom Corporation
File No. 000-19528

Dear Mr. Duchovny,

On behalf of our clients Broadcom Limited and Broadcom Corporation (together, “Broadcom”), this letter responds to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated as of February 13, 2018, with respect to Broadcom’s definitive additional soliciting materials (the “Soliciting Materials”) filed by Broadcom on February 13, 2018.

This letter is being filed electronically via EDGAR today. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by Broadcom’s response.

U.S. Securities and Exchange Commission

February 15, 2018

Definitive Additional Soliciting Materials filed February 13, 2018

1.	We note your disclosure that “[s]tockholders should not vote the white proxy card if they want to receive the benefit of Broadcom’s highly compelling proposal.” We note similar disclosure in the slide presentation that states “Vote the entire blue card to support Broadcom’s highly compelling offer” (emphasis in original). Revise your disclosure to clarify that a vote for your slate of nominees does not mean that your proposal will be accepted or that security holders may still receive any benefit available from a transaction with Broadcom even if they vote on the company’s proxy card.

Response:

With respect to the statement that “[s]tockholders should not vote the white proxy card if they want to receive the benefit of Broadcom’s highly compelling proposal,” Broadcom respectfully advises the Staff that Broadcom previously disclosed in the definitive additional materials filed by Broadcom on February 5, 2018 that Broadcom “will withdraw [its] proposal and cease [its] pursuit of Qualcomm [Incorporated (“Qualcomm”)] immediately following [Qualcomm’s] upcoming annual meeting unless [the parties] have entered into a definitive agreement or the Broadcom-nominated slate is elected.” Furthermore, Broadcom respectfully advises the Staff that, as disclosed in the definitive additional materials filed by Qualcomm on February 8, 2018, the Qualcomm board of directors (the “Qualcomm Board”) “unanimously determined that [Broadcom’s] amended offer materially undervalues Qualcomm” (emphasis added). Accordingly, Broadcom believes the statement that “[s]tockholders should not vote the white proxy card if they want to receive the benefit of Broadcom’s highly compelling proposal” is accurate, and any additional disclosure that states or implies that Qualcomm stockholders may still receive any benefit available from a transaction with Broadcom if they vote Qualcomm’s proxy card would be misleading.

With respect to the statement, “Vote the entire blue card to support Broadcom’s highly compelling offer” (emphasis in original), Broadcom respectfully submits that this statement is accurate and does not imply or suggest that Broadcom’s proposal will be accepted or approved by the new Qualcomm Board. To “support” Broadcom’s offer does not mean that shareholders are voting to “approve” Broadcom’s proposal. Rather, its meaning is consistent with Broadcom’s disclosures throughout the proxy solicitation process, that a vote for Broadcom’s nominees will send a clear and strong message to the Qualcomm Board to engage with Broadcom” (see, e.g. Amendment No. 1 to the Definitive Proxy Statement filed by Broadcom on January 5, 2018). Broadcom believes that the statement in the Soliciting Materials that votes for the entire blue proxy card will “support” Broadcom’s proposal is consistent with previous disclosure that such votes will show that stockholders are supportive of a transaction on the terms of Broadcom’s proposal (i.e., that they will “send a clear and strong message” to the Qualcomm Board).

Therefore, Broadcom respectfully submits that any additional disclosure that a vote for the Broadcom slate “does not mean that [its] proposal will be accepted” is unnecessary in light of the clear meaning of the word “support.”

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1327 or by email at dckarp@wlrk.com, or my colleagues Adam O. Emmerich at (212) 403-1234 or by email at aoemmerich@wlrk.com or Ronald C. Chen at (212) 403-1117 or by email at rcchen@wlrk.com.

Very truly yours,

/s/ David C. Karp

David C. Karp

cc:	Mark Brazeal, Esq., Chief Legal Officer, Broadcom Limited
Adam O. Emmerich, Esq., Wachtell, Lipton, Rosen & Katz
Ronald C. Chen, Esq., Wachtell, Lipton, Rosen & Katz